===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                              --------------------




                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                      For the Quarter ended June 30, 2001




                              --------------------



                              WILLIS GROUP LIMITED

                (Translation of registrant's name into English)

                      Ten Trinity Square, London EC3P 3AX
                    (Address of principal executive offices)




                              --------------------





          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F |X|      Form 40-F |_|

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                               Yes |_|      No |X|

      (If "Yes" is marked, indicate below the file number assigned to the
           registrant in connection with Rule 12g3-2(b): 82-      .)


===============================================================================

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                        (in millions of pounds sterling)
                                  (unaudited)



                                                                                                  Three months        Six months
                                                                                                 ended June 30,     ended June 30,
                                                                                                 ---------------    ---------------
                                                                                                 2001      2000      2001     2000
                                                                                                ------    ------    ------   ------
Operating revenues
Commissions and fees ........................................................................    224.6     192.8     470.9    402.7
Interest and investment income ..............................................................     12.8      11.2      23.7     20.0
                                                                                                ------    ------    ------   ------
                                                                                                 237.4     204.0     494.6    422.7
Operating expenses ..........................................................................   (190.5)   (179.1)   (383.1)  (357.5)
                                                                                                ------    ------    ------   ------
Operating income                                                                                  46.9      24.9     111.5     65.2
Loss on disposal/closure of operations ......................................................       --        --      (7.7)      --
Share of profit/(loss) of associates ........................................................     (0.6)     (0.2)      9.6      9.5
Interest income (Note 2) ....................................................................     16.9      14.3      31.0     28.4
Interest expense ............................................................................    (15.1)    (14.1)    (29.0)   (27.7)
                                                                                                ------    ------    ------   ------
Income before taxation ......................................................................     48.1      24.9     115.4     75.4
Taxation ....................................................................................    (13.9)     (8.0)    (40.8)   (23.7)
                                                                                                ------    ------    ------   ------
Income after taxation .......................................................................     34.2      16.9      74.6     51.7
Equity minority interests ...................................................................     (0.8)       --      (1.7)     0.1
                                                                                                ------    ------    ------   ------
Net income (i) ..............................................................................     33.4      16.9      72.9     51.8
                                                                                                ======    ======    ======   ======
Net income per Ordinary Share (i) ...........................................................     7.0p      3.5p     15.2p    10.9p
                                                                                                ======    ======    ======   ======
Average number of ordinary shares outstanding (in millions) .................................    479.3     476.1     479.3    476.1
                                                                                                ======    ======    ======   ======

---------------

(i) A summary of the significant adjustments to net income that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.



          CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                                                      Three months     Six months
                                                                                                       ended June      ended June
                                                                                                          30,              30,
                                                                                                      ------------    -------------
                                                                                                     2001     2000    2001     2000
                                                                                                     ----    -----    -----   -----
Net income .......................................................................................   33.4     16.9     72.9    51.8
Currency translation differences .................................................................   (1.2)   (21.8)   (33.9)  (32.6)
                                                                                                     ----    -----    -----   -----
Total recognized gains and losses (ii) ...........................................................   32.2     (4.9)    39.0    19.2
                                                                                                     ====    =====    =====   =====

---------------

(ii)A statement of Comprehensive Income under U.S. GAAP is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEET
                        (in millions of pounds sterling)
                                  (unaudited)



                                                         June 30,   December 31,
                                                           2001        2000(i)
                                                         --------   ------------
                                     ASSETS
Current assets
 Cash and short-term deposits .......................      501.0         427.1
 Investments ........................................      428.0         318.4
 Accounts receivable, net ...........................    5,390.3       4,511.8
                                                         -------       -------
                                                         6,319.3       5,257.3
                                                         -------       -------
Fixed assets
 Intangible assets - goodwill, net ..................       38.6          35.2
 Tangible assets, net ...............................      125.5         128.0
 Investments ........................................       48.1          44.7
                                                         -------       -------
                                                           212.2         207.9
                                                         -------       -------
Total assets ........................................    6,531.5       5,465.2
                                                         =======       =======
               LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable ...................................    4,649.0       3,655.8
 Corporate tax payable ..............................       67.6          41.6
 Accruals and deferred income .......................       79.2          86.3
 Bank loans and overdrafts ..........................        9.8           8.7
 Other current liabilities ..........................      817.2         799.3
                                                         -------       -------
                                                         5,622.8       4,591.7
                                                         -------       -------
Noncurrent liabilities
 Bank loans .........................................      271.1         271.7
 9% Senior Subordinated Notes due 2009 ..............      365.7         362.6
 Other noncurrent liabilities .......................       36.9          35.9
                                                         -------       -------
                                                           673.7         670.2
                                                         -------       -------
Provisions for liabilities and charges (Note 5) .....       97.6         105.1
Equity minority interests ...........................       13.5          12.8
                                                         -------       -------
Total liabilities and minority interests ............    6,407.6       5,379.8
Shareholders' equity(ii)
 Share capital ......................................       59.9          59.9
 Share premium ......................................      124.0         124.0
 Revaluation reserve ................................       14.9          14.9
 Retained deficit ...................................      (74.9)       (113.4)
                                                         -------       -------
                                                           123.9          85.4
                                                         -------       -------
Total liabilities and shareholders' equity ..........    6,531.5       5,465.2
                                                         =======       =======

---------------

(i) The balance sheet at December 31, 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

(ii)A summary of the significant adjustments to shareholders' equity that would be required if United States generally accepted accounting principles were to be applied instead of those generally accepted in the United Kingdom is set forth in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                        (in millions of pounds sterling)
                                  (unaudited)


                                                                    Six months
                                                                  ended June 30,
                                                                  --------------
                                                                   2001     2000
                                                                  ------   -----
Net cash inflow from operating activities ....................     257.8   130.0

Dividends from associates ....................................       2.3     2.7

Returns on investments and servicing of finance
 Interest received ...........................................      32.3    28.4
 Interest paid ...............................................     (28.7)  (26.7)
 Bank fees on borrowings .....................................      (0.3)   (0.3)
 Minority dividends paid .....................................      (0.9)   (0.4)
                                                                  ------   -----
                                                                     2.4     1.0
                                                                  ------   -----
Taxation .....................................................     (12.5)   (6.8)

Capital expenditure and financial investment
 Purchase of tangible fixed assets ...........................      (8.9)   (8.3)
 Sale of tangible fixed assets ...............................       1.3     1.2
 Purchase of fixed asset investments .........................        --    (0.2)
 Sale of fixed asset investments .............................       0.1      --
                                                                  ------   -----
                                                                    (7.5)   (7.3)
                                                                  ------   -----
Acquisitions and disposals
 Purchase of subsidiaries ....................................      (3.0)   (4.5)
 Sale of subsidiaries ........................................       0.9      --
 Proceeds from sale of operations ............................       2.4      --
 Net cash transferred on purchase/sale of subsidiaries .......       1.1    (0.2)
                                                                  ------   -----
                                                                     1.4    (4.7)
                                                                  ------   -----
Equity dividends paid ........................................     (15.1)  (13.1)
                                                                  ------   -----

Cash flow before management of liquid resources and financing      228.8   101.8

Management of liquid resources ...............................    (115.8)  (23.7)

Financing
 Amounts due to/from parent company ..........................     (31.4)  (29.7)
 Debt due beyond a year:
   Decrease in long-term borrowings...........................     (34.0)     --
                                                                  ------   -----
                                                                   (65.4)  (29.7)
                                                                  ------   -----
Increase in cash .............................................      47.6    48.4
                                                                  ======   =====

---------------

The significant differences between the consolidated statement of cash flows presented above and that required under U.S. GAAP are described in Note 6 of Notes to Condensed Financial Statements.

   The Notes to Condensed Financial Statements are an integral part of these
                  Condensed Consolidated Financial Statements.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                        (in millions of pounds sterling)
                                  (unaudited)


Note 1 - Basis of preparation

   These condensed consolidated financial statements, which are unaudited, have been prepared in accordance with U.K. GAAP and the accounting policies described in the Company's audited consolidated financial statements for the year ended December 31, 2000. In the opinion of the Company's management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

   The company prepares its financial statements in pounds sterling. The following U.S. dollar exchange rates have been used in preparing these financial statements:


                                                                   2001     2000
                                                                   -----   -----
Average rate:  six months ended June 30 .......................    $1.44   $1.57
Closing rate:  June 30 ........................................    $1.42   $1.52
               December 31 ....................................       --   $1.50


Note 2 - Interest income

   Substantially all the Group's external borrowings have been advanced to the Company's indirect parent company, Trinity Acquisition Limited. Interest receivable on the amounts advanced has been disclosed separately from interest receivable on other funds, which is included in operating revenues.

Note 3 - Reconciliation of operating income to net cash inflow from operating activities


                                                                   Six months
                                                                 ended June 30,
                                                                 ---------------
                                                                  2001     2000
                                                                 ------   ------
Operating income ............................................     111.5     65.2
Depreciation and amortization ...............................      13.3     13.5
Increase in receivables .....................................    (790.1)  (699.2)
Increase in payables ........................................     932.8    765.7
Net movement on provisions ..................................      (9.7)   (15.2)
                                                                 ------   ------
Net cash inflow from operating activities ...................     257.8    130.0
                                                                 ======   ======


Reconciliation of net cash flow to movement in net funds


                                                                    Six months
                                                                    ended June
                                                                        30,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net funds at beginning of period ..............................    672.4   590.1
Net cash flow .................................................     47.6    48.4
Management of liquid resources ................................    115.8    23.7
Financing .....................................................     65.4    29.7
Non-cash movements ............................................       --   (35.8)
Currency exchange movements ...................................    (16.9)   (8.9)
                                                                   -----   -----
Net funds at end of period ....................................    884.3   647.2
                                                                   =====   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 4 - Reconciliation of movements in shareholders' equity


                                                                    Six months
                                                                    ended June
                                                                        30,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Net income ....................................................     72.9    51.8
Dividends .....................................................     (8.2)  (42.6)
Goodwill written back on disposals ............................      7.7     0.3
Exchange adjustments ..........................................    (33.9)  (32.6)
                                                                   -----   -----
Net increase/(decrease) in shareholders' equity ...............     38.5   (23.1)
Shareholders' equity at beginning of period ...................     85.4   101.8
                                                                   -----   -----
Shareholders' equity at end of period .........................    123.9    78.7
                                                                   =====   =====


Note 5 - Provisions for liabilities and charges

   In common with many companies involved in selling personal pension plans in the U.K., the Company's financial advisory business, Willis Corroon Financial Planning Limited ("WCFP"), is required by the Financial Services Authority and the Personal Investment Authority ("the Regulator"), which regulates these matters, to review certain categories of personal pension plans sold to individuals between 1988 and 1994. WCFP is required to compensate those individuals who transferred from, opted out or did not join, their employer-sponsored pension plan if the expected benefits from their personal pension plan did not equal the benefits that would have been available from their employer-sponsored pension plan. Whether compensation is due to a particular individual, and the amount thereof, is dependent upon the subsequent performance of the personal pension plan sold and the net present value of the benefits that would have been available from the employer-sponsored pension plan calculated using financial and demographic assumptions prescribed by the Regulator. The Regulator currently requires all offers of compensation to be made by June 30, 2002.

   At December 31, 2000, the Company held provisions of (L)34.0 million relating to this issue. During the second quarter and six months ended June 30, 2001, the Company used (L)3.5 million and (L)6.6 million, respectively, of this provision in settling claims and other related costs and the remaining balance at June 30, 2001 was (L)27.4 million. Although the Company considers the established provisions to be prudent and expects to pay out these provisions over the next two years, there remains some uncertainty as to the ultimate exposure relating to the review. This exposure is subject to a number of variable factors including, among others, the effect of future changes in prescribed UK interest rates and in financial and other assumptions which are issued by the Regulator on a quarterly basis.

     At December 31, 2000, the Company held provisions of (L)20.8 million for discontinued operations that include estimates for future costs of administering the run-off of the Company's former U.K. underwriting operations. Willis Faber (Underwriting Management) Limited ("WFUM"), a wholly- owned subsidiary of the Company, provided underwriting agency and other services to certain insurance companies including Sovereign Marine & General Insurance Company Limited ("Sovereign") (in Scheme of Arrangement) (collectively, the "stamp companies") and in 1991 ceased arranging new business on behalf of the stamp companies. Willis Faber Limited has agreed with certain of the stamp companies to fund certain costs of the run-off, subject to agreed guidelines as to timing and amount. Although the Company expects the run-off to be conducted in an orderly manner, it may ultimately prove to be a lengthy and expensive process. The amounts to be funded under the run-off arrangements are currently within the aggregate of the provisions made. During the second quarter and six months ended June 30, 2001, the Company used (L)1.2 million and (L)1.2 million, respectively, of these provisions and the remaining balance at June 30, 2001 was
(L)19.6 million.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 5 - Provisions for liabilities and charges (continued)

   The Company has extensive operations and is subject to claims and litigation in the ordinary course of business resulting principally from alleged errors and omissions in connection with its businesses. At December 31, 2000, the Company held provisions of (L)34.9 million, representing management's assessment of liabilities that may arise from asserted and unasserted claims for errors and omissions. During the second quarter and six months ended June 30, 2001, the Company charged (L)2.9 million and (L)4.8 million, respectively, to operations and used (L)2.1 million and (L)5.0 million, respectively, in settling claims and, allowing for foreign exchange adjustments, the balance remaining at June 30, 2001 was (L)36.0 million. Most of the errors and omissions claims are covered by professional indemnity insurance. In respect of self-insured deductibles applicable to those claims, the Company has established provisions which are believed to be adequate in the light of current information and legal advice. These provisions may be adjusted from time to time according to developments. The Company does not expect the outcome of those claims, either individually or in the aggregate, to have a material effect on the Company's financial condition, results of operations or liquidity.

Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States

   The unaudited condensed consolidated financial statements are prepared in accordance with U.K. GAAP which differ in certain respects from U.S. GAAP. Summaries of the significant differences as they apply to the Company are set forth in Note 31 of Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2000.

   The effect on net income, comprehensive income and shareholders' equity of applying the significant differences between U.K. GAAP and U.S. GAAP described above is summarized as follows:

Net income


                                                                                                          Three
                                                                                                         months        Six months
                                                                                                       ended June      ended June
                                                                                                           30,             30,
                                                                                                       -----------    -------------
                                                                                                      2001    2000    2001     2000
                                                                                                      ----    ----    -----   -----
Net income as reported in the consolidated statement of income ....................................   33.4    16.9     72.9    51.8
Adjustments
Operating expenses - restructuring costs ..........................................................     --    (0.7)      --    (0.9)
Goodwill ..........................................................................................   (5.6)   (5.4)   (11.1)  (10.2)
Loss on disposal/closure of operations ............................................................     --      --      7.7      --
Gain/(loss) on derivative instruments .............................................................   (1.6)   (4.4)     0.9    (4.2)
Pension costs .....................................................................................    3.5     3.8      3.9     8.2
Interest on tax refund relating to prior acquisition ..............................................   (1.6)     --     (1.6)     --
Taxation ..........................................................................................   (0.2)    0.4     (2.4)   (1.1)
                                                                                                      ----    ----    -----   -----
Net income as adjusted to accord with U.S. GAAP ...................................................   27.9    10.6     70.3    43.6
                                                                                                      ====    ====    =====   =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

Comprehensive income


                                                                                                            Three
                                                                                                           months       Six months
                                                                                                         ended June     ended June
                                                                                                             30,            30,
                                                                                                         -----------    -----------
                                                                                                        2001    2000    2001   2000
                                                                                                        ----    ----    ----   ----
Net income as adjusted to accord with U.S. GAAP .....................................................   27.9    10.6    70.3   43.6
Other comprehensive income:
 Foreign currency translation adjustments ...........................................................   (3.2)   13.1    10.5   18.1
 Cumulative effect of accounting change .............................................................     --      --     5.2     --
 Net loss on derivative instruments .................................................................    0.5      --    (2.4)    --
Unrealized holding gains ............................................................................   (0.3)    0.5      --    0.5
                                                                                                        ----    ----    ----   ----
Comprehensive income ................................................................................   24.9    24.2    83.6   62.2
                                                                                                        ====    ====    ====   ====


Shareholders' equity


                                                         June 30,   December 31,
                                                           2001         2000
                                                         --------   ------------
Shareholders' equity as reported in the consolidated
  balance sheet......................................     123.9          85.4
Adjustments
Intangible assets:
 Goodwill -cost......................................     927.8         880.1
          -amortization..............................     (65.0)        (50.7)
Current assets:
 Investments ........................................       0.7           0.5
 Receivables -derivative instruments.................       4.9          (0.9)
 Pension cost asset .................................       9.4           6.7
Noncurrent liabilities:
Other -pension costs liability.......................     (29.9)        (29.5)
      -taxation......................................       1.8            --
Provisions for liabilities and charges:
 Deferred taxes - effect of above adjustments .......      19.6          26.2
                                                          -----         -----
Shareholders' equity as adjusted to accord with U.S.
  GAAP...............................................     993.2         917.8
                                                          =====         =====

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
              NOTES TO CONDENSED FINANCIAL STATEMENTS (continued)
                        (in millions of pounds sterling)
                                  (unaudited)


Note 6 - Differences between accounting principles generally accepted in the United Kingdom and the United States (continued)

   The categories of cashflow activity under U.S. GAAP can be summarized as follows:

Consolidated statement of cash flows


                                                                    Six months
                                                                    ended June
                                                                        30,
                                                                   -------------
                                                                   2001     2000
                                                                   -----   -----
Cash inflow from operating activities .........................    116.0    66.5
Cash outflow from investing activities ........................     (7.4)  (10.7)
Cash outflow from financing activities ........................    (80.5)  (42.8)
                                                                   -----   -----
Increase in cash and cash equivalents .........................     28.1    13.0
Effect of foreign exchange rate changes .......................     (0.9)    0.1
Cash and cash equivalents at beginning of period ..............     58.5    48.7
                                                                   -----   -----
Cash and cash equivalents at end of period ....................     85.7    61.8
                                                                   =====   =====


Note 7 - Subsequent events
   On July 3, 2001, the Company announced the sale of its 51% interest in Willis National Holdings Limited for a cash consideration, less cash retained in the business to be transferred, of approximately (L)16 million.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS


Summary

   Total revenues increased by (L)33.4 million (16%) to (L)237.4 million in the second quarter of 2001 from (L)204.0 million in the second quarter of 2000. Excluding the effects of foreign currency exchange rate movements and the effects of acquisitions and disposals, total revenues were 12% higher in the second quarter than in the corresponding period a year ago. The increase in revenues arose primarily from a combination of new business efforts, client retentions and the generally favorable impact across most of the Group's operations of a hardening market place. For the six months to June 30, 2001, total revenues were (L)494.6 million, 17% higher than a year ago and 11% higher on a constant currency basis excluding acquisitions and disposals.

   Operating income increased by (L)22.0 million (88%) to (L)46.9 million in the second quarter of 2001 from (L)24.9 million in the second quarter of 2000, reflecting improved revenues and continued emphasis on the control of costs and the elimination of waste throughout the Group. For the six months, operating income was 71% higher than a year ago.

   Net income increased by (L)16.5 million to (L)33.4 million in the second quarter of 2001 from (L)16.9 million in the second quarter of 2000. For the six months, net income was (L)72.9 million compared with (L)51.8 million a year ago.

Revenues

   Revenues consist of commissions and fees, which increased by (L)31.8 million (16%) to (L)224.6 million in the second quarter of 2001 from (L)192.8 million in the second quarter of 2000, and interest income, which increased by (L)1.6 million (14%) to (L)12.8 million from (L)11.2 million.

   North American Operations: Revenues generated by our North American operations increased by (L)8.3 million (11%) to (L)84.0 million in the second quarter of 2001 from (L)75.7 million in the second quarter of 2000. Adjusting for the effect of the disposal of the PENCO programs division in January 2001, revenues increased by 5% in constant currency terms. The increase in revenues arose from firming premium rates in most sectors.

   Global Business: Revenues generated by our Global Business operations increased by (L)18.0 million (17%) to (L)125.1 million in the second quarter of 2001 from (L)107.1 million in the second quarter of 2000. In constant currency terms, revenues increased by 15%, principally from generally widespread hardening of premium rates across most sectors, with some rates increasing significantly.

   International: Revenues generated by our International operations increased by (L)7.1 million (33%) to (L)28.3 million in the second quarter of 2001 from
(L)21.2 million in the second quarter of 2000. In constant currency terms, revenues increased by 33%, mainly as a result of our acquisitions in Norway, Columbia and South Africa. Excluding the effect on revenue of these acquisitions, International revenues increased by 16% in constant currency terms due to firming markets in most countries, notably Australia, Korea and Asia/Pacific although rates are generally behind the UK and US in hardening.

Expenses

   Operating expenses increased by (L)11.4 million (6%) to (L)190.5 million in the second quarter of 2001 from (L)179.1 million in the second quarter of 2000. Excluding acquisitions and disposals, operating expenses were 4% higher in constant currency terms than in the corresponding period a year ago. Much of this increase related to higher incentive payments arising from improved results. Excluding incentives and other expenses linked to revenue growth, controllable expenses rose 2% on a constant currency basis in the second quarter. For the six months, operating expenses were (L)383.1 million, 7% higher than a year ago but 4% higher on a constant currency basis adjusting for acquisitions and disposals. Controllable expenses for the six months were 1% higher than the corresponding period for 2000.


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
                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Loss on disposal of operations

   During the first quarter of 2001, the Company disposed of the PENCO programs division. In accordance with U.K. accounting principles, a non-cash charge of
(L)7.7 million was recorded, representing the write-off of goodwill previously eliminated against reserves.

Associates

   Our share of income before taxation from our associates was a loss of (L)0.6 million in the second quarter of 2001 and a profit of (L)9.6 million in the six months, compared with a loss of (L)0.2 million and a profit of (L)9.5 million, respectively, for the corresponding periods of 2000.

Interest

   Interest income of (L)16.9 million in the second quarter of 2001 included
(L)2.3 million in respect of interest received on a U.S. tax refund. Apart from this item, interest income represents interest receivable on loans advanced to our indirect parent company, Trinity Acquisition Limited.

   Interest expense of (L)15.1 million for the second quarter of 2001 and
(L)29.0 million for the six months compares with (L)14.1 million and (L)27.7 million, respectively, for the corresponding periods a year ago. Interest expense represents interest payable on our long-term debt consisting of term loans and the 9% Senior Subordinated Notes due 2009, all of which are denominated in U.S. dollars. The higher interest expense in 2001 is attributable to the strengthening of the U.S. dollar against sterling despite actual interest payments in U.S. dollars being lower as a result of principal repayments.

Taxation

   The tax charge for the six months ended June 2001 amounted to (L)40.8 million, which included a U.S. tax refund in respect of prior years of (L)1.8 million. Excluding this refund and the goodwill write-off on the PENCO disposal for which no tax relief is available, the effective tax rate for the six months was 35%.

Liquidity and Capital Resources

   During the first quarter of 2001, we repaid $22.5 million of our term loans ahead of the repayment schedule. During the second quarter of 2001, Willis North America redeemed $26 million of 9% Senior Subordinated Notes. As of July 31, 2000, a further $28 million of Notes had been redeemed.

   On July 3, 2001 we announced the sale of Willis National, the U.K. independent financial advisor in which we own 51%. Our share of the total cash consideration, less cash retained in the business to be transferred, will be approximately (L)16 million.

   We expect that internally generated funds will be sufficient to meet our foreseeable operating cash requirements, capital expenditures and scheduled debt repayments, the next of which is not due until 2005. In addition, we have an undrawn $150 million revolving credit facility.

Differences between U.K. GAAP and U.S. GAAP

   Net income for the second quarter of 2001 of (L)33.4 million and for the six months of (L)72.9 million under U.K. GAAP, compare with net income of (L)27.9 million and (L)70.3 million, respectively, under U.S. GAAP.

   The differences arise principally from the differing accounting treatment for goodwill, forward foreign exchange contracts in respect of future income, pensions and related deferred taxation. Details of the reconciling differences are given in Note 31 of the Company's audited consolidated financial statements for the year ended December 31, 2000.

                     WILLIS GROUP LIMITED AND SUBSIDIARIES
            OPERATING AND FINANCIAL REVIEW AND PROSPECTS (continued)


Forward looking information

   This quarterly statement contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.



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
                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     WILLIS GROUP LIMITED



                                     By: /S/ THOMAS COLRAINE
                                     Name: Thomas Colraine
                                     Title: Group Chief Financial Officer

Date: August 13, 2001



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